

June 14, 2010

Mr. Marc D. Hamburg
Senior Vice President – Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska

> **Re: Berkshire Hathaway Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A, filed March 11, 2010**
> **File No. 001-14905**

Dear Mr. Hamburg:

We have reviewed your May 14, 2010 response to our May 3, 2010 letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to our prior comment 2 in our letter dated May 3, 2010. We disagree that the cost of providing personal and home security services for Mr. Buffett does not need to be reported under "All Other Compensation" in the Summary Compensation Table. We believe that the personal and home security services for Mr. Buffett are not integrally and directly related to the performance of Mr. Buffett's job, and we believe that those services confer a direct benefit that has a personal aspect. Therefore, we believe those services are a perquisite or other personal benefit that must be disclosed in the Summary Compensation Table. See discussion beginning on page 71 of Release No. 33-8732A (Executive Compensation and Related Person Disclosure). Please confirm that in future filings you will disclose the cost of personal and home security services in the Summary Compensation Table.

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You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 regarding the comment in this letter. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director